# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chain Bridge I, CIK 0001845149
CUSIP: G2061X102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 8 THE GREEN, #17538, DOVER, Delaware (DE), 19901
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001965207

## Reporting persons
- Quarry LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 249,072; sole dispositive power 0; shared dispositive power 249,072; aggregate amount beneficially owned 249,072 (8.3% of the class)
- Peter Bremberg: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 249,072; sole dispositive power 0; shared dispositive power 249,072; aggregate amount beneficially owned 249,072 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Chain Bridge I
Address of issuer's principal executive offices: 8 THE GREEN, #17538, DOVER, DELAWARE, 19901.

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) The Quarry LP (the ?Investment Manager?), a Delaware limited partnership and the investment adviser to TQ Master Fund LP (the ?Quarry Fund?), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) directly held by the Quarry Fund; and (ii) and Peter Bremberg, the managing member of The Quarry LLC, the general partner of the Investment Manager, with respect to the Class A Ordinary Shares directly held by the Quarry Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class Ordinary Shares reported herein.
Address of principal business office or, if none, residence:
The Quarry LP

331 Park Avenue South
3rd Floor
New York, NY 10010

Peter Bremberg

c/o The Quarry LP
331 Park Avenue South
3rd Floor
New York, NY 10010
Citizenship: For citizenship of the Reporting Persons, see Item 4 of the cover sheet for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.
Percent of class: See Item 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Quarry Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Quarry LP: Tanvir Kirpalani, Chief Compliance Officer (02/14/2025)
- Peter Bremberg: Peter Bremberg, Authorized Signatory (02/14/2025)